                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                  to

                         COMMISSION FILE NUMBER 1-14756





                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN




                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

AMEREN CORPORATION
Savings Investment Plan
Report, Financial Statements and Additional Information
December 31, 1999

AMEREN CORPORATION
Savings Investment Plan
Report, Financial Statements and Additional Information
Index
December 31, 1999
--------------------------------------------------------------------------------

                                                                            Page

Report of Independent Accountants                                          1

Statement of Net Assets Available for
 Benefits at December 31, 1999 and 1998                                    2

Statement of Changes in Net Assets Available
 for Benefits for the year ended December 31, 1999 and 1998                3

Notes to Financial Statements                                            4-11

Additional Information*:
     Schedule of Assets Held for
     Investment Purposes at December 31, 1999                         Schedule I

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 28, 2000

To the Board of Directors of
Ameren Corporation and the
Participants of the Ameren Corporation
Savings Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assets Available for Benefits
PAGE 2
--------------------------------------------------------------------------------


                                                          December 31,

                                                     1999              1998
                                                -------------     --------------

Assets
Investments:
    Ameren Common Stock                         $ 132,261,596     $ 163,438,485
    Mutual Fund Investments                       399,643,002       354,510,089
    Short-term Investments                         75,646,620        70,674,490
    Participant loans receivable                   15,516,977        15,896,881

                                                -------------     -------------
      Total investments                           623,068,195       604,519,945

Cash                                                   30,954          (235,080)
Dividends and interest receivable                     369,628           346,390
Contributions receivable:
    Participant                                     1,124,343         1,114,289
    Employer                                          408,318           305,387

                                                -------------     -------------
      Total assets                                625,001,438       606,050,931

Liabilities
Accrued expenses                                                          5,102
                                                -------------     -------------

      Total liabilities                                                   5,102
                                                -------------     -------------

Net assets available for benefits               $ 625,001,438     $ 606,045,829
                                                -------------     -------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
PAGE 3
--------------------------------------------------------------------------------

                                                       For the Year Ended
                                                          December 31,

                                                     1999              1998
                                                -------------     --------------

Additions to net assets attributed to:
    Contributions:
      Participant                               $  22,895,535      $  28,786,203
      Employer                                     18,892,506          6,542,415
                                                -------------     --------------

                                                   41,788,041         35,328,618
                                                -------------     --------------
    Investment income:
      Interest and dividends                       38,300,538         18,781,000
      Net (depreciation) appreciation
       of investments                              (7,246,570)        36,708,850
                                                -------------     --------------
                                                   31,053,968         55,489,850
                                                -------------     --------------
    Transfer from merged plan                                         75,170,397
                                                -------------     --------------
        Total additions                            72,842,009        165,988,865
                                                -------------     --------------

Deductions from net assets
 attributed to:
    Distributions                                  53,772,553         63,450,876
    Administrative expenses                           113,847            152,622
                                                -------------     --------------

        Total deductions                           53,886,400         63,603,498
                                                -------------     --------------

Increase in net assets
 available for benefits                            18,955,609        102,385,367

Net assets available for benefits,
  Beginning of year                               606,045,829        503,660,462
                                                -------------     --------------

  End of year                                   $ 625,001,438      $ 606,045,829
                                                =============     ==============


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
PAGE 4
--------------------------------------------------------------------------------


1.   Description of the plan

     Plan Merger
     Effective December 31, 1997, Union Electric Company (AmerenUE) and Central Illinois Public Service Company (AmerenCIPS) became wholly-owned subsidiaries of Ameren Corporation (Ameren or the Company), a holding company formed upon completion of the merger between Union Electric Company and CIPSCO Incorporated (the Merger). Effective October 27, 1998, the Company's Board of Directors approved the merger of the Central Illinois Public Service Company Employee Long-Term Savings Plan and the Union Electric Company Savings Investment Plan to form the Ameren Corporation Savings Investment Plan (Plan). During October 1998, the net assets available for plan benefits of the Central Illinois Public Service Company Employee Long-Term Savings Plan were transferred into the Ameren Corporation Savings Investment Plan. The merger did not retroactively or adversely affect the rights of any participant or beneficiary of the Plan.

     General
     The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan. Participants should refer to the Plan document for more complete information.

     The Plan's purpose is to provide certain management and contract employees of Ameren and its wholly-owned subsidiaries, the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Participation
     The Plan covers substantially all employees of Ameren except contract employees covered by a collective bargaining agreement between either Local 702 IBEW or Local 148 IUOE and AmerenCIPS. In 1998, the Plan was amended to remove the restrictions requiring one year of service and attainment of age 21 before becoming eligible to participate in the Plan. Participation by eligible employees is voluntary.

     Contributions
     Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $1.00 for each $1.00 up to the first 3% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 5
--------------------------------------------------------------------------------

     additional $.50 for each $1.00 for the next 3% of a participant's contribution (additional matching contribution). A portion of Company matching contributions is invested in the Ameren Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions are made to the extent sufficient earnings are available.

     The following eight investment funds are maintained by the Trustee: the Ameren Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Equity Index Fund, the Equity Growth Fund, the Balanced Fund, the Stable Interest Income Fund and the International Equity Fund. Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in 1% increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Investment options
     Ameren Common Stock Fund - This fund consists of Ameren Corporation common stock as well as short-term investments in the Northern Trust Company's Short Term fund to maintain liquidity necessary to satisfy the fund's cash need for transfers and payments.

     Aggressive Equity Fund - Funds are invested in the MAS Mid Cap Value Institutional Fund, a public mutual fund with the objective to obtain long-term capital growth by investing in smaller companies not widely recognized by investment analysts. The Fund replaced the Acorn Fund as the investment manager on July 1, 1999.

     Conservative Equity Fund - Funds are invested in the Washington Mutual Investors Fund. The objective of this public mutual fund is to seek current income and capital growth primarily through a well-diversified portfolio of income-producing stocks. The Fund replaced the Putnam Fund for Growth and Income as the investment manager on July 1, 1999.

     Equity Index Fund - Funds are invested in the Barclays Global Investors' Equity Index Fund. The objective of this collective investment fund is to approximate the total return of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index") while providing investors with daily liquidity. This fund became an investment option effective April 1, 1998.

     Equity Growth Fund - Funds are invested in the Vanguard US Growth Fund. The objective of the Equity Growth Fund is to seek long-term capital appreciation through investments in equity securities or securities convertible into common stock of issuers with capitalizations of $2 billion or more. The Fund replaced the Merrill Lynch Growth Equity Portfolio Fund managed by Merrill Lynch Asset Management on July 1, 1999.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 6
--------------------------------------------------------------------------------


     Balanced Fund - Funds are invested in the Vanguard Asset Allocation Fund. This public mutual fund's objective is to maximize total return by investing in a Standard & Poor's 500 common stock portfolio, a long-term U.S. treasury bond portfolio and cash reserves in proportions consistent with their expected returns and risks as evaluated by the Fund's investment advisor.

     Stable Interest Income Fund - Funds are invested in the T. Rowe Price Stable Value Common Trust Fund solely for the Union Electric Company Savings Investment Plan and managed by T. Rowe Price Stable Asset Management, Inc. The objective is to provide principal stability while generating yields in excess of money market funds yet remaining highly sensitive to changes in market interest rates.

     International Equity Fund - Funds are invested in the mutual fund, The American Funds Group Europacific Growth Fund (prior to May 1, 1998 the T. Rowe International Stock Fund), a public mutual fund with the objective to provide capital appreciation through investments in well-established companies based outside the United States.

     Participant loans
     The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 1999 and 1998, the interest rates on participant loans ranged from 7% to 11.5%. The loan maturity dates ranged from January 1999 through December 2008 at December 31, 1999, and from January 1998 through December 2006 at December 31, 1998.

     Vesting
     Effective July 1, 1999, Company contributions vest immediately. Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. If the amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, it will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment. Forfeitures during the year ended December 31, 1999 approximated $35,500, with no amounts restored during the year. There were no forfeitures during the year ending December 31, 1998.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 7
--------------------------------------------------------------------------------


     Distributions
     The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $5,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the participant's attaining age 70 1/2. If the balance of the account is less than $5,000, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash. Participants may elect to have his or her interest in the Ameren Stock Fund, if applicable, distributed in shares of Ameren Common Stock. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

     The cost of Ameren Corporation common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1999, 173,350 shares of Ameren Corporation common stock whose cost and market values totaled $4,987,004 and $6,592,137 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

     For the year ended December 31, 1998, 262,589 shares of Ameren Corporation common stock whose cost and market values totaled $7,283,674 and $10,660,278 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

     The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

     Plan termination
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.   Summary of significant accounting policies

     Basis of accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 8
--------------------------------------------------------------------------------


     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 1999 and 1998. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company's Short-term Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenss
     Trustee fees incurred in administering the Plan are charged to the Plan.

     Benefit payments
     Benefit payments are recorded when paid.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 9
--------------------------------------------------------------------------------


3.   Investments

     The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1999 and 1998, are separately identified.

                                                                    December 31,
                                                             1999           1998

  Investments at Fair Value as Determined
    By Quoted Market Price

  Common Stock:
     Ameren Corporation, $.01 par value              $132,261,596   $163,438,485

  Managed Equity Funds:
     Acorn Fund                                              --      104,110,289
     Mas Mid Cap Value Institutional Fund             104,668,963           --
     Barclays Equity Index Fund                        57,758,327     36,267,041
       Merrill Lynch Growth Equity Portfolio Fund            --       29,165,513
     Vanguard US Growth Fund                           45,732,266           --
     Putnam fund for Growth and Income                       --       93,647,274
     Washington Mutual Investors Fund                  87,967,477           --
     Vanguard Asset Allocation Fund                    80,619,996     82,472,496

  Managed International Equity Funds:
     American Funds Europacific Growth Fund            22,895,973      8,847,476

Investments at Estimated Fair Value

  Northern Trust Company's Short-term Fund              4,270,897      3,788,360

  T. Rowe Price Stable Value Common Trust Fund         71,375,723     66,886,130

  Participant Loans                                    15,516,977     15,896,881
                                                     ------------   ------------

                                                     $623,068,195   $604,519,945
                                                     ============   ============

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 10
--------------------------------------------------------------------------------


     During 1999 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                      Year Ended December 31,
                                                      1999             1998

     Investments at Fair Value as Determined
       By Market Price

     Mutual Fund Investments                     $ 30,785,623      $ 41,418,844
     Ameren Corporation Common Stock              (38,231,029)       (3,715,702)
                                                 -------------     -------------

     Net change in fair value                      (7,445,406)       37,703,142

     Investments at Estimated Fair Value
     Short-term Investments                           198,836          (994,292)
                                                 -------------     -------------

     Net change in fair value                    $ (7,246,570)     $ 36,708,850
                                                 =============     =============


4.   Transactions with parties-in-interest


     At December 31, 1999, the Plan held Ameren Corporation common stock with a cost and market value of $122,280,668 and $132,261,596, respectively. During 1999, the Plan purchased shares at a cost of $22,083,485 and sold shares valued at $8,155,460, resulting in a net realized gain of $2,013,376. The Plan also distributed shares valued at $6,592,137 to persons withdrawing from the Plan.

     At December 31, 1998, the Plan held Ameren Corporation common stock with a cost and market value of $111,490,409 and $163,438,485, respectively. During 1998, the Plan purchased shares at a cost of $8,027,917 and sold shares valued at $21,560,915 resulting in a net realized gain of
     $6,632,512. The Plan also distributed shares valued at $10,660,278 to persons withdrawing from the Plan.

     The Plan held $4,270,897 and $3,788,360 in Northern Trust Company's Collective Short-term Investment Fund at December 31, 1999 and 1998, respectively.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1999
Page 11
--------------------------------------------------------------------------------

5.   Benefit payment obligations

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                       1999             1998

Net assets available for benefits per the
  financial statements                           $ 625,001,438    $ 606,045,829
Amounts allocated to withdrawing participants         (250,899)        (172,531)
                                                 --------------   --------------

Net assets available for benefits per the
  Form 5500                                      $ 624,750,539    $ 605,873,298
                                                 ==============    =============


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                            Year Ended
                                                            December 31,
                                                        1999            1998

Benefits paid to participants per the
  financial statements                             $ 53,772,553    $ 63,450,876
Add:  Amounts allocated to withdrawing
  participants during the current year                  250,899         172,531
Less:  Amounts allocated to withdrawing
  Participants during the prior year                   (172,531)     (6,825,023)
                                                   -------------   -------------

Benefits paid to participants per the Form 5500    $ 53,850,921    $ 56,798,384
                                                   =============   =============

6.   Federal income tax status

     The Plan, then known as the Union Electric Company Savings Investment Plan, obtained its latest determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and merged since receiving the determination letter. The Company is currently restating the Plan document to reflect all changes and upon completion of the restatement, will request a new determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
     Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                          December 31, 1999
Identity of Issue/Description
 of Investment                                               Fair value

Mutual Funds
    Mas Mid Cap Value Institutional Fund                 $    104,668,963
    Barclays Global Investors' Equity Index Fund               57,758,327
    Europacific Growth Fund                                    22,895,973
    Vanguard US Growth Fund                                    45,732,266
    Washington Mutual Investors Fund                           87,967,477
    Vanguard Asset Allocation Fund                             80,619,996
                                                         -----------------

                                                              399,643,002

Short-Term Investment Trust Funds
    * Northern Trust Company's Short-term Fund                  4,270,897
      T Rowe Price Stable Value
       Common Trust Fund                                       71,375,723

Common Stock
    *Ameren Corporation, $.01 par                             132,261,596

Participant Loans
    **Loans to Participants                                    15,516,977
                                                         -----------------

                                                         $    623,068,195
                                                         =================


*    Represents a party-in-interest
** Interest rates vary from 7.0% to 11.5% and loan maturity dates extend from January 1999 through December 2008.

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             AMEREN CORPORATION
                                             SAVINGS INVESTMENT PLAN



                                             AMEREN SERVICES COMPANY

                                                (Administrator)





                                             By   /s/  Jean M. Hannis
                                                  ---------------------
                                                       Jean M. Hannis
                                                       Vice President

June 28, 2000




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith
                             -----------------------

Exhibit No.                   Description
-----------           ---------------------------------------
   23                 Consent of Independent Accountants